UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

UPDATE: COVID-19 RESPONSE SEC SECTION 36 (release No. 34-88318)

Vancouver, British Columbia / ACCESSWIRE / April 29, 2020 - DIGATRADE FINANCIAL CORP (OTC.PK: DIGAF), www.DigatradeFinancial.com  a financial technology services company, and its subsidiary Securter Systems Inc., provides today an update that on March 4, 2020, the U.S. Securities and Exchange Commission (the “Commission”) issued an order under Section 36 (Release No. 34-88318) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), granting exemptions from specified provisions of the Exchange Act and certain rules thereunder (the “Order”). The Order provides that a registrant subject to the reporting requirements of Exchange Act Section 13(a) or 15(d), and any person required to make any filings with respect to such a registrant, is exempt from any requirement to file or furnish materials with the Commission under Exchange Act Sections 13(a), 13(f), 13(g), 14(a), 14(c), 14(f), 15(d) and Regulations 13A, Regulation 13D-G (except for those provisions mandating the filing of Schedule 13D or amendments to Schedule 13D), 14A, 14C and 15D, and Exchange Act Rules 13f-1, and 14f-1, as applicable, where certain conditions are satisfied.

Digatrade Financial Corp (the “Company”) is furnishing this Current Report on Form 6-K to indicate its reliance on the Order in connection with the Company’s Annual Financial Statements under Form 20-F for the year ended December 31, 2019 as a result of the circumstances set forth below.

As previously announced through a press release on April 8, 2020 the Company is currently in the planning and research stages for the development of our Securter Application as a secure online payment protocol that reduces credit card fraud. Additionally, due to the Company’s key internal accounting personnel responsible for assisting the Company in the preparation of its financial statements now being required to work remotely because of COVID-19, the Company has been unable to timely provide to its auditors and accountants the financial records to provide consent. These unforeseen circumstances have resulted in the Company being unable to timely file an accurate Annual Financial Statement on Form 20-F for its year-ended December 31, 2019 by the prescribed date without undue hardship and expense to the Company. Accordingly, in reliance upon the Order, the Company expects to file its Annual Financial Statements on Form 20-F no later than 45 days after the due date of filing of April 30, 2020, unless the COVID-19 circumstances do not change and cause a further delay, in which case we will file for an extension and amendment to this Current Report on form 6-K.

The Company is supplementing the risk factors previously disclosed in the Company’s Annual Financial Statements on Form 20-F for the year ended December 31, 2018 and its subsequent Quarterly Reports on Form 6-K with the following risk factor:

Our business may suffer from the severity or longevity of the COVID-19 Global Outbreak.

The COVID-19 is currently impacting countries, communities, supply chains and markets, as well as the global financial markets. To date, COVID-19 has not had a material impact on the Company, other than as set forth above. However, the Company cannot predict whether COVID- 19 will have a material impact on our financial condition and results of operations due to understaffing, disruptions in government spending, among other factors. In addition, at this time we cannot predict the impact of COVID-19 on our ability to obtain financing necessary for the Company to fund its working capital requirements. In most respects, it is too early in the COVID-19 pandemic to be able to quantify or qualify the longer-term ramifications on our business, our customers and/or our potential investors.

Further information will be made available as it materializes.

ABOUT DIGATRADE

DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary. They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system, globally, through its new subsidiary; Securter Systems, Inc. Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

ABOUT SECURTER

Securter Systems, Inc. is a subsidiary of Digatrade Financial Corp. that is developing proprietary, patent-pending credit card payment platform innovations to increase the security of online credit card payment processing, globally. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use. Securter technology also protects cardholder privacy by eliminating the need to distribute credit card details to multiple commercial 3rd parties, where such information is ordinarily stored, becoming vulnerable to theft or manipulation. Securter technology can and will be integrated into complementary payment methods and fintech protocols, including cryptocurrency and other blockchain derivatives to come for independent platforms. Securter has internal R&D capability and management as well as external fintech business relationships to support Digatrade’s overall business mission.

CORPORATE CONTACT INFORMATION:
Digatrade Financial Corp
1500 West Georgia Street, 1300
Vancouver, BC V6G 2Z6 Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0072

www.DigatradeFinancial.com
Investors@Digatrade.com

Forward-Looking Information
This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Technology development may be delayed indefinitely until the Company is able to raise the necessary capital. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp (Registrant)

Date: April 29, 2020	By:	/s/ Brad J. Moynes
Brad J. Moynes
CEO

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